BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Barrett & Company (The Company), located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management has determined there are no uncertain income tax positions.

Property, equipment and depreciation: Property and equipment are stated at cost.   Depreciation is computed using the straight-line method for financial reporting purposes.   The depreciation expense and accumulated depreciation for the year ended December 31, 2016 were $6,222 and $174,561, respectively, and for the year ended December 31, 2015, $6,906 and $168,339, respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred.   There were no advertising costs for the years ended December 31, 2016 and 2015.

Note 2.   CASH

The Company maintains its cash accounts in one commercial bank.   At times, the amount in the accounts may exceed federally insured limits.   The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.   The amount on deposit at December 31, 2016 did not exceed insurance limits.

Note 3.   NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS).   Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS.   NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention.   NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it.   NFS prepares and sends to customers monthly or quarterly statements of account.   Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account.   The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error.   NFS charges the Company for clearing services.   NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions.   This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 3.   NFS AGREEMENT (CONTINUED)

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4.   FAIR VALUE MEASUREMENT

The Company follows the guidance of GAAP, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with significant frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

  o Quoted prices for similar assets or liabilities in active markets;
  o Quoted prices for identical or similar assets or liabilities in markets that are not active;
  o Inputs other than quoted prices that are observable for the asset or liability;
  o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 are unobservable inputs for the asset or liability.

Note 4. FAIR VALUE MEASUREMENT (CONTINUED)

The following table sets forth by level, the Company's investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Money market	$ 22,348	$ -	$ -	$ 22,348
Distressed	765	-	-	765
Small core	1,546	-	-	1,546
Small value	1,573	-	-	1,573
Slow growth	114	-	-	114
	$ 26,346	$ -	$ -	$ 26,346

The following table sets forth by level, the Company's investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Money market	$ 12,774	$ -	$ -	$ 12,774
Distressed	1,779	-	-	1,779
Small core	3,809	-	-	3,809
Small value	2,560	-	-	2,560
Small growth	5,854	-	-	5,854
Slow growth	1,147	-	-	1,147
	$ 27,923	$ -	$ -	$ 27,923

Note 5. OPERATING LEASES

The Company leases office space in Providence, Rhode Island, certain office equipment, and a vehicle under operating lease agreements. The Providence office space is leased from a related party (See Note 9). The various leases expire through November 2019. Total lease expense for the years ended December 31, 2016 and 2015 was $136,515 and $136,833, respectively.

At December 31, 2016, future minimum lease payments for the office space, equipment, and vehicle were as follows:

Years ending December 31

2017	$ 127,723
2018	30,670
2019	8,649
	$ 167,042

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 6. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital and net capital requirements of $329,467 and $100,000, respectively. At December 31, 2015, the Company had net capital and net capital requirements of $229,364 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2016 and 2015 was 0.09 to 1 and 0.35 to 1, respectively.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2016 and 2015.

Note 9. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The Company's sole stockholder owns a 33% interest in the partnership. The space is leased under a noncancelable lease that expires in February 2018. Rent expense related to the lease amounted to $108,000 for the years ended December 31, 2016 and 2015.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Stockholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 10. PENSION PLAN

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2016 or 2015.

Note 11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 12. CONTINGENCIES

The Company was a respondent in two FINRA arbitrations filed by former customers who alleged violations of federal and self regulatory rules and regulations. In the first case, the Company was found jointly and severally liable by the arbitration panel for compensatory damages totaling $267,890. The Company resolved and settled the second case for $105,000 prior to the arbitration hearing. A notice of dismissal was filed with FINRA Dispute Resolution. These amounts are included in regulatory fees and expenses for the year ended December 31, 2016.

Note 13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 2, 2017, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.